Ross Law Group, pllc

1430 Broadway, Suite 1804

New York, NY 10018

United States

+1 212 884 9333

www.RossLawGroup.co

November 26, 2024

Ms. Jenny O’Shanick

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	FST Corp.
Amendment No. 4 to Registration Statement on Form F-4
Filed November 14, 2024
File No. 333-280879

Dear Ms. Jenny O’Shanick:

The undersigned, on behalf of FST Corp. (the “Company”), respectfully submits this correspondence to the staff of the Securities and Exchange Commission (the “Staff”) in response to its letter dated November 22, 2024, relating to the Company’s Registration Statement on Form F-4 filed on November 14, 2024 (the “Registration Statement”). On behalf of the Company, we are concurrently filing an Amendment No. 5 to the Registration Statement (“Amendment No. 5”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. Capitalized terms used herein but not defined herein have the definitions assigned to them in Amendment No. 5.

To facilitate the Staff’s review, we have included in this letter the caption and comment from the Staff’s comment letter in bold text and have provided the Company’s response immediately following each comment including, where applicable, a cross-reference to the location in Amendment No. 5 of changes made in response to the Staff’s comment.

Amendment No. 4 to Registration Statement on Form F-4

Part II

Information Not Required in Prospectus

Item 21. Exhibits and Financial Statements Schedules, page II-1

1.	Please file your remaining exhibits with your next amendment.

Response: In response to the Staff’s comments, the Company has filed the remaining exhibits with Amendment No. 5.

If the Staff has any questions or comments concerning the foregoing, or if it requires any further information, please contact me at Gary@RossLawGroup.co or by telephone at (212) 884-9333.

Very truly yours,

ROSS LAW GROUP, PLLC

/s/ Gary J. Ross
Gary J. Ross

cc:	David Chuang, FST Corp.
Francis Chang, Landi Law Firm
Joel Rubinstein, White & Case LLP
Jessica Zhou, White & Case LLP